SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM U-1/A

                              AMENDMENT NO. 7
                                    TO
                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                          Energy East Corporation
                  (formerly known as NGE Resources, Inc.)
                              P.O. Box 12904
                       Albany, New York  12212-2904
          (Name of company or companies filing this statement and
                  address of principal executive offices)


                             Daniel W. Farley
                        c/o Energy East Corporation
                              P.O. Box 12904
                       Albany, New York  12212-2904
                        Telephone:  (518) 434-3049
                (Names and addresses of agents for service)


                                Copies to:

                            Leonard Blum, Esq.
                          Huber Lawrence & Abell
                             605 Third Avenue
                         New York, New York 10158
                         Telephone:  (212)682-6200

                         Joanne Rutkowski, Esq.
                 LeBouef, Lamb, Greene & MacRae, L.L.P.
                      1875 Connecticut Avenue, N.W.
                         Washington, D.C.  20009
                       Telephone:  (202) 986-8000

     This Amendment No. 7 on Form U-1/A to the Form U-1 of Energy
East Corporation (formerly known as NGE Resources, Inc.) is being filed for the purpose of amending Item 6 by adding the exhibits listed below.

Item 6.   Exhibits and Financial Statements.

     The following exhibits are being filed with this Amendment
No. 7:

NO.  DESCRIPTION                        METHOD OF FILING

D-8  Order of NRC approving             Filed herewith.
     application regarding
     restructuring of New York State
     Electric & Gas Corporation by
     establishment of a holding company
     affecting license No. NPF-69, Nine
     Mile Point Nuclear Station, Unit
     No. 2.

F-2  Past tense opinion of counsel.     Filed herewith.






                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 7 to be signed on its behalf by the undersigned thereunto duly authorized.



                                  Energy East Corporation



Date:  July 31, 1998              By Kenneth M. Jasinski
                                     Kenneth M. Jasinski
                                     Senior Vice President
                                      and General Counsel